Exhibit 99.1

LOTUS TECHNOLOGY INC.

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2026

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026 and June 30, 2025, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America. These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) in our annual report on Form 20-F on April 28, 2026 (the “2025 Annual Report”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 2025 Annual Report.

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	our unproven ability to compete in the highly competitive automotive market;
●	our reliance on a variety of arrangements with Geely Holding;
●	our unproven ability to maintain and strengthen the “Lotus” brand;
●	our limited operating history and unproven ability to develop, manufacture and deliver high quality automobiles;
●	our historical negative net cash flows from operations and our unproven ability to adequately control the costs;
●	the limited number of orders for our vehicle models;
●	potential delays in the manufacturing and launch of our vehicles;
●	the complexity, uncertainties and changes in global regulations on automotive as well as internet-related businesses and companies, including regulations on homologations, safety, data protection and privacy, automated driving, environmental protection, recall, distribution, government incentives, batteries regulations, and end-of-life regulations;
●	consumer’s demand and willingness to adopt luxury electric vehicles;
●	the rapidly evolving technology in automotive industry, and ongoing development and safety of intelligent driving technology;

●	cost increases, disruptions or shortage in supply of raw materials, semiconductor chips or other components, and our dependence on suppliers;
●	our unproven ability to expand physical sales network cost-efficiently;
●	our unproven ability to perform in line with customer expectations;
●	challenges in providing charging solutions;
●	business, regulatory, political, operational and financial risk in jurisdictions we operate; and
●	all other risks and uncertainties described in “Item 3. Key Information —D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” in our 2025 Annual Report, as well as in other documents filed by us from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes contained in our 2025 Annual Report. This document, including the discussion below, concerns our unaudited condensed financial information as of June 30, 2026 and for the six months ended June 30, 2026 and 2025. The discussion of our financial information for the years ended December 31, 2025, 2024 and 2023 is included in our 2025 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this document for cautions about forward-looking statements.

Results of Operations

The following table sets forth our results of operations with line items in absolute amount for the periods indicated.

	For the Six Months Ended June 30,
	2026	2025
	US$	US$

	(in thousands)
Sales of goods	263,256	197,485
Service revenues	4,843	20,841
Total revenues	268,099	218,326
Cost of revenues
Cost of goods sold	(238,119)	(184,885)
Cost of services	(3,688)	(15,575)
Total cost of revenues	(241,807)	(200,460)
Gross profit	26,292	17,866
Operating expenses:
Research and development (credit) expenses	1,565	(92,305)
Selling and marketing expenses	(82,932)	(78,995)
General and administrative expenses	(46,176)	(63,356)
Other operating income	3,839	4,866
Impairment of long-lived assets	—	(51,504)
Total operating expenses	(123,704)	(281,294)
Operating loss	(97,412)	(263,428)
Interest expenses	(34,300)	(33,641)
Interest income	15,202	13,157
Investment (loss) income, net	(453)	9,400
Foreign currency exchange (losses) gains, net	(21,817)	40,525
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(9,948)	(68,084)
Loss before income taxes and share of results of equity method investments	(148,728)	(302,071)
Income tax credit (expense)	664	(15,043)
Share of results of equity method investments	(2,878)	4,074
Net loss	(150,942)	(313,040)

Comparison of the Six Months Ended June 30, 2026 and 2025

Revenues

	For the Six Months Ended
	June 30,
	2026	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of goods	263,256	197,485	65,771	33.3
EV lifestyle models	210,944	145,032	65,912	45.4
Sports cars	30,346	33,133	(2,787)	(8.4)
Others	21,966	19,320	2,646	13.7
Service revenues	4,843	20,841	(15,998)	(76.8)
Total	268,099	218,326	49,773	22.8

Our total revenues increased by US$49.8 million from US$218.3 million for the six months ended June 30, 2025 to US$268.1 million for the six months ended June 30, 2026, primarily due to the successful launch of the new PHEV model, Eletre X, which drove the increase of sales volume.

Sales of goods.  Our sales of goods revenue increased by US$65.8 million from US$197.5 million for the six months ended June 30, 2025 to US$263.3 million for the six months ended June 30, 2026, primarily attributable to a US$65.9 million increase in sales from EV lifestyle models, driven by the launch of Eletre X.

Service revenues.  Our service revenues decreased by US$16.0 million from US$20.8 million for the six months ended June 30, 2025 to US$4.8 million for the six months ended June 30, 2026, primarily due to the decrease in automotive design and development services provided to OEM customers in the amount of US$13.2 million.

Cost of revenues

	For the Six Months Ended
	June 30,
	2026	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(238,119)	(184,885)	(53,234)	28.8
Cost of services	(3,688)	(15,575)	11,887	(76.3)
Total	(241,807)	(200,460)	(41,347)	20.6

Our cost of revenues increased by US$41.3 million from US$200.5 million for the six months ended June 30, 2025 to US$241.8 million for the six months ended June 30, 2026. The increase in cost of revenues was primarily attributable to the increase in cost of sales from vehicle products of US$43.4 million.

Gross profit and gross margin

	For the Six Months Ended
	June 30,
	2026	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Gross profit	26,292	17,866	8,426	47.2
Gross margin (%)	9.8	8.2	—	—

As a result of the foregoing, our gross profit increased from US$17.9 million for the six months ended June 30, 2025 to US$26.3 million for the six months ended June 30, 2026 and our gross margin increased from 8.2% for the six months ended June 30, 2025 to 9.8% for the six months ended June 30, 2026. The increase in gross profit was primarily attributable to volume growth, while margin expansion reflected an improved product mix.

Operating expenses

	For the Six Months Ended
	June 30,
	2026	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development credit (expenses)	1,565	(92,305)	93,870	(101.7)
Selling and marketing expenses	(82,932)	(78,995)	(3,937)	0.0
General and administrative expenses	(46,176)	(63,356)	17,180	(0.3)
Other operating income	3,839	4,866	(1,027)	(0.2)
Impairment of long-lived assets	—	(51,504)	51,504	(1.0)
Total	(123,704)	(281,294)	157,590	(0.6)

Research and development expenses. We recorded research and development expenses of US$92.3 million for the six months ended June 30, 2025 and a research and development credit of US$1.6 million for the six months ended June 30, 2026, primarily due to a US$97.9 million refund of license fee from a related party in connection with our product pipeline adjustments, which was recorded as a deduction from research and development expenses during the six months ended June 30, 2026.

Selling and marketing expenses.  Our selling and marketing expenses increased by US$3.9 million from US$79.0 million for the six months ended June 30, 2025 to US$82.9 million for the six months ended June 30, 2026, primarily due to an increase of US$11.4 million in marketing and advertising expenses driven by the launch of new models, partially offset by a decrease of US$9.3 million in labor and related costs resulting from improved operational efficiency.

General and administrative expenses.  Our general and administrative expenses decreased by US$17.2 million from US$63.4 million for the six months ended June 30, 2025 to US$46.2 million for the six months ended June 30, 2026, primarily due to the decrease in labor and other related costs of US$9.8 million and agency fee of US$6.1 million.

Other operating income.  Our other operating income decreased by US$1.0 million from US$4.9 million for the six months ended June 30, 2025 to US$3.9 million for the six months ended June 30, 2026. During the six months ended June 30, 2026 and 2025, we received government grants of US$3.6 million and US$4.8 million, respectively, with no future related costs required.

Impairment of long-lived assets. During the six months ended June 30, 2026, we recorded nil impairment of long-lived assets. During the six months ended June 30, 2025, we recorded a total of US$51.5 million long-lived assets impairment loss, out of which US$47.0 million was related to property, equipment and software, and US$4.5 million was related to right-of-use assets.

Operating loss

As a result of the foregoing, we had a loss from operations of US$97.4 million for the six months ended June 30, 2026, in comparison with a loss from operations of US$263.4 million for the six months ended June 30, 2025.

Interest expenses

Our interest expenses increased slightly by US$0.7 million from US$33.6 million for the six months ended June 30, 2025 to US$34.3 million for the six months ended June 30, 2026, primarily due to the increase in interest-bearing financial liabilities.

Interest income

Our interest income increased by US$2.0 million from US$13.2 million for the six months ended June 30, 2025 to US$15.2 million for the six months ended June 30, 2026, primarily due to the increase in interest income arising from bank deposits and related party loans.

Investment (loss) income

We recorded an investment income of US$9.4 million for the six months ended June 30, 2025 and an investment loss of US$0.4 million for the six months ended June 30, 2026. The change was driven by the sale of our U.S. Treasury bonds in the second half of 2025.

Foreign currency exchange (losses) gains, net

We recorded net foreign currency exchange losses of US$21.8 million for the six months ended June 30, 2026, compared to net foreign exchange gains of US$40.5 million for the six months ended June 30, 2025. The net change in foreign currency exchange gains or losses was primarily attributable to fluctuations in exchange rates between the U.S. dollar and GBP.

Changes in fair values of liabilities, excluding impact of instrument-specific credit risk

We recorded losses in changes in fair value of US$9.9 million for the six months ended June 30, 2026, primarily due to the recognition of losses from changes in fair values of exchangeable notes and convertible notes.

Loss before income taxes and share of results of equity method investments

As a result of the foregoing, our loss before income taxes and share of results of equity method investments for the six months ended June 30, 2026 was US$148.7 million, narrowed by US$153.3 million from US$302.1 million for the six months ended June 30, 2025.

Income tax credit (expense)

Some of our subsidiaries are subject to income tax for their taxable income for the six months ended June 30, 2026 and 2025. The effective income tax rate for the six months ended June 30, 2026 and 2025 was negative 0.44% and negative 5.05%, respectively. Due to the continuous loss-making status, valuation allowance was fully provided for deferred income tax assets as of June 30, 2026 and 2025.

Share of results of equity method investments

We recorded losses in share of results of equity method investments of US$2.9 million for the six months ended June 30, 2026.

Net loss

As a result of the foregoing, our net loss decreased by US$162.1 million from US$313.0 million for the six months ended June 30, 2025 to US$150.9 million for the six months ended June 30, 2026.

Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2026	2025
	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(53,728)	(150,905)
Net cash provided by (used in) investing activities	642	(35,841)
Net cash provided by financing activities	35,547	231,706
Effect of exchange rate changes on cash and restricted cash	26,723	(38,349)
Net increase in cash and restricted cash	9,184	6,611
Cash and restricted cash at the beginning of the period	550,277	484,937
Cash and restricted cash at the end of the period	559,461	491,548

To date, we have financed our operating and investing activities primarily through cash generated by bank loans, equity and debt financing activities, and capital contributions from our shareholders, including through the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings. We had cash and restricted cash of US$559.5 million, and US$550.3 million as of June 30, 2026 and December 31, 2025 respectively. Cash and restricted cash from continuing operations comprise cash at bank and on hand, deposits made to banks to secure bank acceptance notes, and deposits for borrowings and certain long-term leases.

On June 12, 2026, we entered into a convertible note purchase agreement with Geely HK and issued to Geely HK a convertible note in the aggregate principal amount of US$128.3 million through a private placement. The note will mature on June 15, 2027 and bears an interest rate per annum equal to the SOFR on the issue date plus 3.35%, payable on the maturity date. Subject to the terms thereof, the note may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading day after the issue date. The conversion price equals the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the conversion date. Unless otherwise agreed upon by Geely HK, the note ranks senior to all other present and future unsecured and unsubordinated indebtedness of ours and our subsidiaries, other than (i) those preferred by applicable law that are mandatory and of general application and (ii) the initial note in the original principal amount of US$10.0 million issued to an institutional investor in August 2025.

During the six months ended June 30, 2026, we borrowed loans due within one year or less with principal amounts of US$261.0 million from subsidiaries of Geely Holding, bearing interest rates of 3.45% to 7.91%, and repaid the loan principal amounts of US$226.1 million.

On December 23, 2025, we entered into a share subscription agreement with ECARX Holdings Inc., or ECARX, pursuant to which ECARX subscribed for and purchased from us, through a private placement, a total of 16,788,321 our newly issued ordinary shares at a price of US$1.37 per ordinary share, for a total purchase price of US$23 million.

On August 19, 2025, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell convertible notes for up to an aggregate principal amount of US$300.0 million. Pursuant to this agreement, we issued a note in the original principal amount of US$10.0 million on August 19, 2025, and up to US$290.0 million in aggregate principal amount of additional convertible notes may be issued upon satisfaction of certain conditions. Each note bears interest at a rate of SOFR plus 6.75% per annum. If certain equity conditions are satisfied, we are entitled to settle a portion of interest, i.e. 4.25% per annum, either in cash or in ADSs. Interest is payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2025. Unless earlier converted or redeemed, the notes will mature on the two-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances. Each holder of notes may convert all, or any part, of the outstanding principal of the notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into Ordinary Shares represented by ADSs at a conversion price that is initially set at US$2.19 per ADS or Ordinary Share, subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event. No note may be converted to the extent that such conversion or exercise would cause the then holder of such note to become the beneficial owner of more than 9.99% after giving effect to such conversion or exercise.

On July 28, 2025, we entered into a Master Credit Facility Framework Agreement with Geely Holding, pursuant to which Geely Holding agrees to provide (including through its affiliates) us and our affiliates with a non-revolving credit facility of up to RMB1,600.0 million, or the Geely Facility. The Geely Facility can be drawn by our affiliates in China from Geely Holding and its affiliates in China, which facility is referred to as the “Domestic Facility,” in RMB at a fixed interest rate of 6.0% per annum. Alternatively, we and our overseas affiliates can borrow from Geely Holding’s overseas affiliates in USD at a floating interest rate of SOFR plus 3.55% per annum. The term of the Master Credit Facility Framework Agreement commenced on July 28, 2025 and will continue until all loans disbursable under the Geely Facility are disbursed and repaid in full. The relevant parties will enter into a separate agreement for each loan to be disbursed under the Geely Facility and each such loan will have a term of no more than 364 days from the relevant drawdown date. We and our affiliates’ obligations under the Domestic Facility will be secured by a pledge over certain of our or our affiliates’ intellectual property rights. In the event of default, Geely Holding is entitled to require us to grant a right to an affiliate of Geely Holding to subscribe for our shares at market price covering the then outstanding loan amount, where the entirety of the proceeds received by us should be used to repay the outstanding loans.

On June 20, 2025, we entered into a convertible note purchase agreement with Geely HK and issued to Geely HK a convertible note in the aggregate principal amount of US$119.3 million through a private placement. The note will mature on June 18, 2026 and bears an interest rate per annum equal to the SOFR on the issue date plus 3.35%, payable on the maturity date. Subject to the terms thereof, the note may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading day after the issue date. The conversion price equals the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the conversion date. Unless otherwise agreed upon by Geely HK, the note ranks senior to all other present and future unsecured and unsubordinated indebtedness of ours and our subsidiaries, subject to the requirements of applicable laws. On June 18, 2026, the convertible note was fully repaid.

On February 28, 2025, we entered into a convertible note purchase agreement with Geely HK, pursuant to which Geely HK has purchased from us a convertible note in an aggregate principal amount equal to the US$70.0 million through private placement. The note was issued on April 28, 2025 and will mature on April 28, 2027 and bears an interest rate per annum equal to SOFR on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the note, the note may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading day after the applicable issue date. The conversion price is equal to the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. In connection with the transaction, 50% equity interests of one of our subsidiaries were pledged to Geely HK.

On September 29, 2024, our subsidiary, Hangzhou Kingway Technology Co., Ltd., or Kingway, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Kingway is entitled to issue exchangeable note, or the Kingway Exchangeable Notes, of RMB600.0 million to obtain financing from the investor. The repayments of the Kingway Exchangeable Notes were guaranteed by the ultimate shareholders of Kingway in mainland China, i.e., Wuhan Lotus Technology Co., Ltd., a wholly-owned subsidiary of ours. Each tranche of Kingway Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bears a simple interest rate of the one-year loan prime rate. In September 2024, January and April 2025, Kingway issued exchangeable notes with the principal amount of RMB200.0 million, RMB100.0 million and RMB100.0 million to investors, respectively. As of June 30, 2026, we lost control of Kingway and reclassified it as a joint venture. Accordingly, the Kingway Exchangeable Notes were fully settled, while the guarantee provided by Wuhan Lotus Technology Co., Ltd. remains outstanding.

On September 16, 2024, we entered into the ELOC Purchase Agreement with Westwood pursuant to which Westwood has committed to purchase, subject to certain conditions, up to US$350.0 million of ADSs during a commitment period of approximately 36 months. The purchase price of ADSs that we may direct Westwood to purchase will be equal to 97% of the lowest daily volume-weighted average price during the three consecutive trading days beginning on the date that a purchase notice is delivered by us to Westwood. As of the date of this document, we have sold a total 851,500 Ordinary Shares to Westwood with a total consideration of US$2.1 million.

In January 2023, we issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, between April 1, 2025 and June 30, 2025, at a pre-agreed price. The exercise price will be settled with Ordinary Shares. As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. On June 30, 2025, Etika exercised its put option, requiring us to purchase 49% of the equity interests in Lotus Advance Technologies Sdn Bhd. The acquisition was consummated on August 21, 2026. Upon the completion, Lotus Advance Technologies Sdn Bhd and its subsidiaries became our wholly-owned subsidiaries. The acquisition is accounted for as a business combination of entities under common control.

In November 2022, the former VIE’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd., or Lightning Speed, entered into an exchangeable note agreement, or the Lightning Speed Exchangeable Notes, with an investor. Pursuant to the agreement, Lightning Speed is entitled to issue exchangeable notes to obtain financing from the investor. Each tranche of the exchangeable notes is scheduled to mature on the five-year anniversary date of issuance. With the consent of the investor, each tranche of the exchangeable notes is eligible for two extensions and each extension shall not exceed one year. Subject to further agreement by both parties, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of Lightning Speed at the conversion date. In December 2022, Lightning Speed issued the first tranche of exchangeable notes with the principal amount of RMB500.0 million to the investor. On June 16, 2026, we disposed of a 73% equity interest in Lightning Speed and its subsidiaries to a related party, at nominal consideration. As a result, Lightning Speed Exchangeable Notes were fully settled. Within 90 working days of the Lightning Speed disposal, Wuhan Lotus Technology Co., Ltd., our subsidiary and the original ultimate shareholder of Lightning Speed in Chinese mainland, is required to take the lead in coordinating all relevant agreement parties to complete the negotiation, finalization, and execution of the supplementary agreement to the original exchangeable note investment agreement. Prior to the execution of such supplementary agreement, Wuhan Lotus Technology Co., Ltd. shall continue to fulfill the unconditional joint and several liability guarantee as stipulated in the original exchangeable note investment agreement.

In June 2022, our subsidiary, Ningbo Robotics, issued a seven-year convertible note to an investor, who is entitled to receive annual interest on June 30 every year until the expiration of the convertible note. This note is convertible into the equity interest of Ningbo Robotics.

We will require additional liquidity to continue our operations over the next twelve months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to (i) reducing discretionary capital and operating expenses, (ii) obtaining additional loans from banks or related parties and renewing existing loans when they are due, (iii) exploring opportunities for further equity financing, and (iv) restructuring our operations to grow revenues and accelerating pace of collections of receivables. However, given the impact of the uncertainty of global economic and global financial markets, we may be unable to access further debt or equity financing when needed. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all.

Part of our revenues have been, and are expected to continue to be, denominated in RMB. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

For the six months ended June 30, 2026, net cash used in operating activities was US$53.7 million. The difference between our net cash used in operating activities and our net loss of US$150.9 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of (i) depreciation of US$26.9 million, and (ii) changes in fair values of liabilities, excluding impact of instrument-specific credit risk of US$9.9 million, and certain changes in working capital accounts, primarily consisting of (i) increase of accounts payable due to related parties of US$167.3 million, primarily attributable to the increase in purchase of EV lifestyle models, especially Eletre X, (ii) increase of inventories of US$50.1 million, primarily attributable to the increase in stock of Eletre X, partially offset by the decrease of accrued expenses and other current liabilities due to related parties of US$49.6 million, primarily attributable to the settlement of research and development service related balances.

For the six months ended June 30, 2025, net cash used in operating activities was US$150.9 million. The difference between our net cash used in operating activities and our net loss of US$313.0 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of (i) changes in fair values of liabilities, excluding impact of instrument-specific credit risk of US$68.1 million, (ii) long-lived assets impairment loss of US$51.5 million, and (iii) depreciation of US$35.7 million, and certain changes in working capital accounts, primarily consisting of (i) decrease of accounts payable due to related parties of US$41.4 million, primarily attributable to the decrease in purchase of BEV lifestyle models and Lotus-brand sports cars from related parties, (ii) decrease of accrued expenses and other current liabilities due to related parties of US$44.0 million, primarily attributable to the settlement of purchase of property, equipment, software and services related balances, partially offset by (i) decrease of accounts receivables due from third parties of US$70.2 million, primarily attributable to the decline of deliveries, and (ii) decrease of inventories of US$30.8 million, primarily attributable to the improved inventory stock management.

Investing activities

For the six months ended June 30, 2026, net cash provided by investing activities was US$0.7 million, which was mainly attributable to (i) net proceeds from repayments of related party loans of US$7.5 million, and (ii) receipt of government grants of US$10.2 million, partially offset by (i) payments for purchases of property, equipment and software of US$9.9 million, and (ii) disposal of subsidiaries, net of cash disposed, of US$12.0 million.

For the six months ended June 30, 2025, net cash used in investing activities was US$35.8 million, which was mainly attributable to payments for purchases of property, equipment and software of US$52.5 million, partially offset by proceeds from disposal of property, equipment and software of US$11.8 million.

Financing activities

For the six months ended June 30, 2026, net cash provided by financing activities was US$35.5 million, which was mainly attributable to (i) proceeds from borrowings of US$719.6 million, and (ii) proceeds from issuance of convertible notes of US$128.3 million, partially offset by (i) repayments of borrowings of US$690.1 million, and (ii) repayments to convertible notes holder of US$128.3 million.

For the six months ended June 30, 2025, net cash provided by financing activities was US$231.7 million, which was mainly attributable to (i) proceeds from bank loans of US$809.7 million, (ii) proceeds from issuance of convertible notes of US$189.3 million, partially offset by (i) repayments of bank loans of US$601.4 million, (ii) repayments to convertible notes holders of US$119.3 million, and (iii) payments of cash collateral to Meritz of US$74.5 million.

Material cash requirements

Other than ordinary cash requirements for our operations, our material cash requirements as of June 30, 2026 and any subsequent interim period primarily included the following items:

1) Our capital expenditures are primarily incurred for purchase of property, equipment and software and intangible assets. Our total capital expenditures were US$9.9 million and US$52.5 million for the six months ended June 30, 2026 and 2025, respectively. We will continue to make capital expenditures to meet the needs of our business operations. As of June 30, 2026, our capital expenditure commitment was US$9.9 million.

2) Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of EV lifestyle models, Lotus-brand sports cars and research and development services and other operating expenses. As of June 30, 2026, our purchase commitment was US$54.2 million.

3) Our repurchase commitment primarily consists of dealers’ wholesale floor-plan financing of vehicles. As of June 30, 2026, our total repurchase obligations were US$63.0 million.

4) Our operating lease obligation primarily consists of non-cancellable operating lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. As of June 30, 2026, our operating lease obligation was US$73.2 million.

5) As of June 30, 2026, the outstanding balance of borrowings was US$1,471.2 million.

The following table sets forth the aforementioned contractual obligations as of June 30, 2026.

		Payment Due by Period
		Within One	More Than
	Total	Year	One Year

	(US$in thousands)
Capital expenditure commitment	9,925	9,925	—
Purchase commitment	54,219	43,290	10,929
Repurchase commitment	62,981	62,981	—
Operating lease obligation	73,182	12,839	60,343
Borrowings	1,471,164	1,266,520	204,644
Total	1,671,471	1,395,555	275,916

In addition, our convertible notes as of June 30, 2026 consisted of (i) a seven-year convertible note issued by one of our subsidiaries, Ningbo Robotics, to an investor, with an aggregate principal amount of RMB500.0 million, bearing an annual interest equal to the outstanding principal multiplied by the latest five-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 79.8% per annum, which will mature in June 2029, (ii) a two-year convertible note issued to Geely HK with an aggregate principal amount of US$70.0 million, bearing an interest rate per annum equal to SOFR on the issue date plus 3.35%, which will mature in April 2027, (iii) a two-year convertible note issued to an institutional investor affiliated with ATW with an aggregate principal amount of US$10.0 million, bearing an interest rate per annum equal to SOFR on the issuance date plus 6.75%, which will mature in August 2027, and (iv) a one-year convertible note issued to Geely HK with an aggregate principal amount of US$128.3 million, bearing an interest rate per annum equal to the SOFR on the issue date plus 3.35%, which will mature in June 2027.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

Off-balance Sheet Arrangements

We have entered into repurchase agreements with lending institutions in connection with our dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer declares the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to us, we are obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. We did not repurchase any vehicles under the repurchase agreements since the inception of the repurchase agreements, and we believe that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$63.0 million as of June 30, 2026.

Except for the above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Critical Accounting Estimates

An accounting estimate is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Please refer to our 2025 Annual Report for these estimates.

Lotus Technology Inc.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of	As of
	Note	June 30, 2026	December 31, 2025
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		80,378	73,431
Restricted cash		269,593	375,865
Accounts receivable – third parties, net	3	30,584	36,850
Accounts receivable – related parties, net	24	59,734	114,126
Inventories	4	170,371	121,361
Prepayments and other current assets – third parties, net	5	85,925	77,570
Prepayments and other current assets – related parties, net	24	112,784	111,886

Total current assets		809,369	911,089

Non-current assets
Restricted cash		209,490	100,981
Loan receivable from a related party	24	368,584	351,486
Property, equipment and software, net	6	177,600	226,891
Intangible assets	7	116,372	116,475
Long-term investments	2(e)	58,298	48,004
Operating lease right-of-use assets	8	96,879	118,845
Other non-current assets – third parties	9	66,867	78,408
Other non-current assets – related parties	24	587	569

Total non-current assets		1,094,677	1,041,659

Total assets		1,904,046	1,952,748
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short‑term borrowings – third parties	10	402,744	479,419
Short-term borrowings – related parties	10,24	863,776	784,288
Accounts payable – third parties		23,666	55,032
Accounts payable – related parties	24	633,627	458,189
Contract liabilities – third parties	20	26,598	18,459
Operating lease liabilities – third parties	8	9,146	11,598
Accrued expenses and other current liabilities – third parties	11	215,523	251,361
Accrued expenses and other current liabilities – related parties	24	136,886	213,529
Convertible notes – related parties	14	207,075	126,203

Total current liabilities		2,519,041	2,398,078

Non‑current liabilities
Contract liabilities – third parties	20	7,578	7,458
Operating lease liabilities – third parties	8	47,653	57,576
Operating lease liabilities – related parties	8,24	2,219	3,105
Warrant liabilities	12	845	800
Exchangeable notes	13	—	128,852
Convertible notes – third parties	14	61,972	73,226
Convertible notes – related parties	14	—	77,175
Long-term borrowings	10	204,644	98,254
Deferred income	15	330,334	311,912
Deferred tax liabilities		—	698
Other non-current liabilities – third parties	16	58,527	125,004
Other non-current liabilities – related parties	24	—	856

Total non‑current liabilities		713,772	884,916

Total liabilities		3,232,813	3,282,994

Commitments and contingencies (Note 23)

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Continued)

(All amounts in thousands, except for share and per share data)

		As of	As of
	Note	June 30, 2026	December 31, 2025
		US$	US$
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value per share, 5,000,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 711,576,295 and 707,196,733 shares issued as of June 30, 2026 and December 31, 2025, respectively; 646,893,910 and 640,672,331 shares outstanding as of June 30, 2026 and December 31, 2025, respectively)	17	7	7
Treasury stock	17	(130,921)	(138,397)
Additional paid-in capital		2,118,617	1,933,992
Accumulated other comprehensive income		(4,772)	39,818
Accumulated deficit		(3,308,860)	(3,157,918)

Total shareholders’ deficit attributable to ordinary shareholders		(1,325,929)	(1,322,498)
Noncontrolling interests		(2,838)	(7,748)
Total shareholders’ deficit		(1,328,767)	(1,330,246)

Total liabilities and shareholders’ deficit		1,904,046	1,952,748

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		Six Months Ended June 30,
	Note	2026	2025
		US$	US$
Revenues:	20
Sales of goods (including related parties amounts of US$11,767 and US$2,762 for the six months ended June 30, 2026 and 2025, respectively)		263,256	197,485
Service revenues (including related parties amounts of US$231 and US$16,685 for the six months ended June 30, 2026 and 2025, respectively)		4,843	20,841
Total revenues		268,099	218,326

Cost of revenues:
Cost of goods sold (including related parties amounts of US$198,294 and US$158,085 for the six months ended June 30, 2026 and 2025, respectively)		(238,119)	(184,885)
Cost of services		(3,688)	(15,575)
Total cost of revenues		(241,807)	(200,460)

Gross profit		26,292	17,866

Operating expenses:
Research and development (credit) expenses (including related parties amounts of US$(39,744) and US$49,415 for the six months ended June 30, 2026 and 2025, respectively)	24	1,565	(92,305)
Selling and marketing expenses (including related parties amounts of US$8,099 and US$14,059 for the six months ended June 30, 2026 and 2025, respectively)		(82,932)	(78,995)
General and administrative expenses (including related parties amounts of US$999 and US$2,343 for the six months ended June 30, 2026 and 2025, respectively)		(46,176)	(63,356)
Other operating income		3,839	4,866
Impairment of long-lived assets		—	(51,504)

Total operating expenses		(123,704)	(281,294)

Operating loss		(97,412)	(263,428)

Interest expenses (including related parties amounts of US$23,183 and US$13,799 for the six months ended June 30, 2026 and 2025, respectively)		(34,300)	(33,641)
Interest income (including related parties amounts of US$11,765 and US$9,317 for the six months ended June 30, 2026 and 2025, respectively)		15,202	13,157
Investment (loss) income, net		(453)	9,400
Foreign currency exchange (losses) gains, net		(21,817)	40,525
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk		(9,948)	(68,084)

Loss before income taxes and share of results of equity method investments		(148,728)	(302,071)
Income tax credit (expense)	18	664	(15,043)
Share of results of equity method investments		(2,878)	4,074
Net loss		(150,942)	(313,040)

Less: Net loss attributable to noncontrolling interests		—	(2)

Net loss attributable to ordinary shareholders		(150,942)	(313,038)

Loss per ordinary share
—Basic and diluted	19	(0.23)	(0.47)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted		645,541,822	659,335,966

Net loss		(150,942)	(313,040)

Other comprehensive (loss) income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		13,664	16,427
Foreign currency translation adjustment, net of nil income taxes		(45,552)	(6,332)

Total other comprehensive (loss) income		(31,888)	10,095

Total comprehensive loss		(182,830)	(302,945)
Less: Total comprehensive loss attributable to noncontrolling interests		—	(2)
Total comprehensive loss attributable to ordinary shareholders		(182,830)	(302,943)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		deficit
					Additional	other		attributable to		Total
				Treasury	paid-in	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		stock	capital	income	deficit	shareholders	interests	deficit
		Number of shares	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2026		640,672,331	7	(138,397)	1,933,992	39,818	(3,157,918)	(1,322,498)	(7,748)	(1,330,246)
Net loss		—	—	—	—	—	(150,942)	(150,942)	—	(150,942)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	13,664	—	13,664	—	13,664
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	(45,552)	—	(45,552)	—	(45,552)
Total comprehensive loss		—	—	—	—	(31,888)	(150,942)	(182,830)	—	(182,830)

Share-based compensation	22	—	—	—	1,635	—	—	1,635	—	1,635
Issuance of ordinary shares to ECARX Holdings Inc. (“ECARX”)	17	4,379,562	*	—	6,000	—	—	6,000	—	6,000
Conversion of convertible notes to ordinary shares	14,17	1,842,017	*	7,476	(5,240)	—	—	2,236	—	2,236
Disposal of subsidiaries under common control	2(d)	—	—	—	182,230	(12,702)	—	169,528	4,910	174,438

Balance as of June 30, 2026		646,893,910	7	(130,921)	2,118,617	(4,772)	(3,308,860)	(1,325,929)	(2,838)	(1,328,767)

*Amounts less than US$0.5.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Continued)

(All amounts in thousands, except for share and per share data)

							Total
							shareholders’
					Accumulated		deficit
				Additional	other		attributable to		Total
				paid-in	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		capital	income	deficit	shareholders	interests	deficit
		Number of shares	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2025		676,826,794	7	1,785,664	55,165	(2,693,698)	(852,862)	(7,364)	(860,226)
Net loss		—	—	—	—	(313,038)	(313,038)	(2)	(313,040)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—	—	16,427	—	16,427	—	16,427
Foreign currency translation adjustment, net of nil income taxes		—	—	—	(6,332)	—	(6,332)	—	(6,332)
Total comprehensive loss		—	—	—	10,095	(313,038)	(302,943)	(2)	(302,945)

Share-based compensation	22	—	—	2,215	—	—	2,215	—	2,215
Issuance of ordinary shares to Westwood Capital Group LLC (“Westwood”)		51,000	*	105	—	—	105	—	105
Disposal of equity investment under common control		—	—	58,671	—	—	58,671	—	58,671
Disposal of a subsidiary		—	—	—	—	—	—	(382)	(382)

Balance as of June 30, 2025		676,877,794	7	1,846,655	65,260	(3,006,736)	(1,094,814)	(7,748)	(1,102,562)

*Amounts less than US$0.5.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		Six Months Ended June 30,
	Note	2026	2025
		US$	US$
Operating activities:

Net cash used in operating activities		(53,728)	(150,905)

Investing activities:
Payments for purchases of property, equipment and software and intangible assets		(9,927)	(52,493)
Proceeds from disposal of property, equipment and software		4,818	11,814
Receipts of government grants related to assets		10,200	—
Disposal of subsidiaries, net of cash disposed	2(d)	(11,969)	(371)
Proceeds from interest arising from securities pledged to an investor		—	4,469
Loans to a related party	24	(72,731)	—
Proceed from repayment of related party loans	24	80,251	—
Proceed from settlement of derivative instruments		—	740

Net cash provided by (used in) investing activities		642	(35,841)

Financing activities:
Proceeds from issuance of exchangeable notes		—	27,842
Proceeds from issuance of convertible notes	14	128,325	189,263
Repayments of convertible notes	14	(128,325)	(119,263)
Proceeds from issuance of ordinary shares to Westwood		—	23
Proceeds from issuance of ordinary shares to ECARX	17	6,000	—
Proceeds from borrowings	10	719,624	809,735
Repayments of borrowings	10	(690,077)	(601,425)
Payments of cash collateral to Meritz		—	(74,469)

Net cash provided by financing activities		35,547	231,706

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

(All amounts in thousands, except for share and per share data)

		Six Months Ended June 30,
	Note	2026	2025
		US$	US$
Effect of exchange rate changes on cash and restricted cash		26,723	(38,349)

Net increase in cash and restricted cash		9,184	6,611

Cash and restricted cash at beginning of the period		550,277	484,937

Cash and restricted cash at end of the period		559,461	491,548

Reconciliation of cash and restricted cash:
Cash		80,378	67,849
Restricted cash, current		269,593	420,971
Restricted cash, non-current		209,490	2,728
Total cash and restricted cash		559,461	491,548

Supplemental information
Interest paid		27,014	16,614
Income taxes paid		629	1,455
Income taxes refund		—	(349)

Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities		18,375	37,921
Issuance costs payable		6,556	6,556
Receivable from a disposal of an equity investment under common control		—	58,671
Receivable from issuance of ordinary shares to Westwood		—	82
Issuance of ordinary shares through conversion of convertible notes		2,236	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION
(a)	Description of Business

Lotus Technology Inc. (“the Company”), an exempted company with limited liability, was incorporated in Cayman Islands, on August 9, 2021. The Company, through its wholly owned subsidiaries (collectively, “the Group”), is primarily engaged in the design, develop, and sales of luxury lifestyle battery electric vehicles (“EV”) under the “Lotus” brand (“Lotus EV business”) and the Group is also a distributor that sells luxury sports cars under the “Lotus” brand (“Lotus sports car business”) across the world. The Group provides other sales and ancillary services to customers.

(b)	Merger and recapitalization

On February 22, 2024 (the “Closing Date”), the Company consummated its merger with LCAA pursuant to a merger agreement dated January 31, 2023 (as amended and restated dated as of October 11, 2023, the “Merger Agreement”) by and among LCAA, the Company, a Cayman Islands exempted company, Lotus Temp Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub 1”), and Lotus EV Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company ( “Merger Sub 2”). Pursuant to the Merger Agreement, (i) Merger Sub 1 was merged with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the First Merger, “Surviving Entity 1”) and the shareholders of LCAA becoming shareholders of the Company, and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 was merged with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Merger Transaction” or “Business Combination”).

Upon the consummation of the Merger Transaction,

(i)All ordinary shares of the Company held by all existing shareholders of the Company before the Merger Transaction were recapitalized into 474,621,603 ordinary shares using recapitalization factor of 0.2215 (“Recapitalization Factor”). All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the recapitalization (“Recapitalization”);
(ii)All the preferred shares of the Company that were issued and outstanding immediately prior to the effective time of the First Merger were converted to the Company ordinary share on a one-for-one basis (the “Preferred Share Conversion”) and recapitalized into 68,228,526 ordinary shares using the Recapitalization Factor. All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the Recapitalization;
(iii)94,277,279 ordinary shares were issued to a number of investors (the “PIPE Investors”) and the holders of Class A ordinary shares of LCAA for a total consideration of US$858,495 (the “PIPE Investments”), among which,
-	50,000,000 ordinary shares were issued to Meritz Securities Co., Ltd. (“Meritz”) for a total consideration of US$500,000, concurrent with the issuance of put option and call options. The Company repurchased a total of 17,500,000 ordinary shares on August 2025, and the remaining 32,500,000 ordinary shares on September 5, 2025;
-	35,849,458 ordinary shares were issue to other PIPE Investors, among which, 12,750,000 ordinary shares were issued to Lotus Technology International Investment Limited (“LTIIL”), and 12,250,000 ordinary shares were issued to Etika Automotive SDN BHD (“Etika”);

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

-	8,427,821 ordinary shares were issued to then holders of Class A ordinary shares of LCAA, including 1,265,103 Class A ordinary shares of LCAA held by public shareholders and 7,087,718 Class A ordinary share of LCAA held by LCA Acquisition Sponsor LP (the “Sponsor”) and 75,000 Class A ordinary shares of LCAA held by the directors and officers of LCAA, among which all or a portion of (as reasonably determined by the Company in good faith) 20% of the ordinary shares, i.e. 1,417,544 ordinary shares held by the Sponsor will remain unvested upon the consummation of the Merger Transaction and become vested upon each occurrence of (a) the commencement or official announcement of any business collaboration facilitated by Sponsor or its affiliates (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development), or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen months following the Closing Date. As of June 30, 2026, 1,417,544 ordinary shares remained unvested;
(iv)36,597,038 ordinary shares were issued to Wuhan Lotus Technology Co., Ltd. (“WFOE”), holder of the exchangeable notes, following the settlement of the outstanding principal amount;
(v)577,456 and 2,433,912 ordinary shares, totally 3,011,368 ordinary shares, were issued to Momenta Global Limited and a number of Pre-IPO Notes investors, respectively, pursuant to the conversion of Momenta Note and Pre-IPO Notes;
(vi)9,550,246 warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA (the “Public Warrants”), and 5,486,784 warrants were issued to the Sponsor in exchange for warrants held by the Sponsor (the “Sponsor Warrants”). Each Public Warrant and Sponsor Warrant can be exercised at an exercise price of US$11.50 in exchange for one ordinary share of the Company. 495,724 warrants were excised during the year ended December 31, 2024.

Pursuant to the Mergers above stated, LCAA was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of LCAA, accompanied by a recapitalization. The net assets of the Company are stated at historical cost, with no goodwill or other intangible assets recorded.

The ordinary shares of the Company and the Public Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq”, under the trading symbols “LOT” and “LOTWW”, respectively, on February 23, 2024.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company and its consolidated subsidiaries (collectively referred to “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Group as of December 31, 2025, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the year then ended.

In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2026, the results of operations and cash flows for the six months ended June 30, 2026, have been made.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists. The Company has incurred losses since its inception. As of June 30, 2026, the Company had an accumulated deficit of US$3,308,860 and net current liabilities exceeded current assets in the amount of US$1,709,672. In addition, the Company recorded net cash used in operating activities in the amount of US$53,728 for the six months ended June 30, 2026.

Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance its operations and business expansion. The Group will require additional liquidity to continue its operations over the next twelve months. The Group is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, i) restructuring of operations to grow revenues and accelerating pace of collections of receivables, ii) reducing discretionary capital and operating expenses, iii) obtaining additional loans from banks or related parties and renewal of existing loans when they are due, and iv) exploring opportunities for further equity financing. However, given the impact of the uncertainty of global economic and financial markets, the Group may be unable to access further debt or equity financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The unaudited condensed consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported revenues and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include, but not limited to, standalone selling price of each distinct performance obligation in revenue recognition, lower of cost and net realizable value of inventories, provision of credit losses of financial assets, useful lives and recoverability of property, equipment and software, recoverability of right-of-use assets and intangible assets with indefinite useful lives, valuation allowance of deferred tax assets, determination of incremental borrowing rates for leases, estimated product warranties reserve, and fair value determination of i) exchangeable notes; ii) convertible notes; iii) warrant liabilities; iv) put option liabilities; and v) share-based compensation arrangements. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

(c)	Warranties

The following table shows the movements of product warranty reserve:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Accrued warranty at the beginning of the period	32,278	24,048
Additions	8,089	5,244
Utilization	(8,279)	(6,034)
Foreign currency translation adjustment	1,351	1,315
Accrued warranty at the end of the period	33,439	24,573
Including:
- Current portion	5,030	4,207
- Non-current portion	28,409	20,366

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(d)	Disposal of subsidiaries

On June 16, 2026, the Group disposed of a 73% equity interest in Hangzhou Lightning Speed Technology Co., Ltd. (“Lightning Speed”) and its subsidiaries to Zhejiang Vast Energy Technology Co., Ltd., a related party ultimately controlled by Mr. Li Shufu (the “Controlling Shareholder”), at nominal consideration. The transaction was accounted for as a common control transaction, and the difference between the book value of the disposed subsidiaries and nominal consideration, US$92,003, was recorded in additional paid-in capital.

On June 30, 2026, one of the Group’s subsidiaries, Hangzhou Kingway Technology Co., Ltd. (“Kingway”), amended certain terms in the Articles of Association. As a result, the Group ceased to exercise control over Kingway, and Kingway became a joint venture of the Group. Consequently, the Group accounted for the remaining long-term investment using equity method and measured at fair value of US$12,239 initially. The Group recorded a total of US$90,227 investment gain in additional paid-in capital as it was a common control transaction, out of which US$6,660 was attributed to a remeasurement gain.

(e)	Long-term investments

The Group’s long-term investments mainly include equity investments.

The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings after the date of investment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. There was no equity method goodwill recognized. No impairment charge of equity method investments was recognized for the six months ended June 30, 2026 and 2025.

Equity securities with readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured at fair value, with changes in fair value reported through earnings.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

Long-term investments consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Investment securities – related party (note 24(vi))	1,358	1,811
Equity method investments (note 24(v))	20,234	10,625
Equity security without readily determinable fair values using the measurement alternative – related party	36,706	35,568
Total	58,298	48,004

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(f)	Concentration and Risk

Concentration of customers and suppliers

The Group’s accounts receivables – related parties are mainly due from Zhejiang Geely Holding Group (“Geely Holding”) and its subsidiaries (collectively as “Geely Group”), representing 99.66% and 96.2% and 78.67%of the Group’s accounts receivable — related parties as of June 30, 2026 and December 31, 2025, respectively. During the the six months ended June 30, 2026 and 2025, Geely Group contributed US$11,297 and US$17,854 of the Group’s total revenues, respectively.

No third-party customer contributed more than 10.0% of the Group’s total revenues for the six months ended June 30, 2026 and 2025.

Accounts receivable balances with greater than 10.0% the Group’s accounts receivable balances as of June 30, 2026 and December 31, 2025 were as follows.

	As of June 30,	As of December 31,
	2026	2025

	proportion of total accounts receivable balance
Geely Group	65.9%	72.7%

Suppliers contributed more than 10.0% of total purchases for the six months ended June 30, 2026 and 2025 are as below.

	Six Months Ended June 30,
	2026	2025

	proportion of total costs and expenses
Geely Group	82.8%	48.8%

Payable balances with greater than 10.0% the Group’s amounts due to suppliers as of June 30, 2026 and December 31, 2025 were as follows:

	As of June 30,	As of December 31,
	2026	2025

	proportion of total payables balance
Geely Group	76.7%	67.5%

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable, loan receivables, and other receivables included in prepayments and other current assets.

Substantial all of the Group’s cash at bank is held by third-party financial institutions located in Chinese mainland and European countries. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. If the financial institutions could become insolvent, the Company could lose some or all of the value of cash.

Accounts receivables are primarily derived from revenue earned from sales of sports cars and EV lifestyle models, and automotive design and development services. Accounts receivable, loans receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(g)	Segment Reporting

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer and management personnel do not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The CODM evaluates performance for its single reportable segment based on total revenues and gross profit, which are the same as those presented on the consolidated statements of comprehensive loss.

3.	ACCOUNT RECEIVABLES - THIRD PARTIES, NET

Account receivables – third parties, net, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Accounts receivable-third parties	31,432	37,603
Less: Allowance for credit losses	(848)	(753)
Total	30,584	36,850

Provisions of allowance for credit losses recognized in general and administrative expenses were accrual of US$226 and reversal of US$2,479 for the six months ended June 30, 2026 and 2025, respectively.

4.	INVENTORIES

Inventories consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Products available for sale	170,094	112,235
Goods in transit	277	7,589
Raw materials	—	1,506
Work-in-progress	—	31
Total	170,371	121,361

Inventory write-downs recognized in cost of goods sold for the six months ended June 30, 2026 and 2025 were US$4,213 and US$6,262, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

5.	PREPAYMENTS AND OTHER CURRENT ASSETS - THIRD PARTIES

Prepayments and other current assets – third parties consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Deductible VAT	53,949	46,287
Prepayments to third-party suppliers	14,524	16,554
Contract costs	4,851	2,569
Deposits	2,204	2,726
Interest receivable	2,914	4,721
Others	7,513	4,727
Less: Allowance for credit losses	(30)	(14)
Total	85,925	77,570

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Buildings and facilities	1,400	22,617
Machinery and R&D equipment	12,493	21,361
Molds and tooling	135,665	124,378
Motor vehicles	24,152	23,222
Office and electronic equipment	25,851	29,045
Purchased software	65,431	64,321
Leasehold improvements	29,160	31,201
Property, equipment and software	294,152	316,145
Less: Accumulated depreciation	(176,455)	(156,686)
Construction in progress (i)	59,903	67,432
Property, equipment and software, net	177,600	226,891

(i)Represents the capitalized expenditures on the construction of corporate buildings, leasehold improvements, molds, tooling and R&D equipment under construction.

Depreciation expenses on property, equipment and software were allocated to the following expense items:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Cost of revenues	10,024	11,901
Research and development expenses	3,600	3,421
Selling and marketing expenses	5,171	7,334
General and administrative expenses	8,124	12,996
Total	26,919	35,652

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Trademark licenses with indefinite useful lives	116,083	116,083
Others	289	392
Total	116,372	116,475

8.	LEASES

The Group has entered into various non-cancellable operating lease agreements for land use rights, certain offices, warehouses, retail and service locations, and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The components of lease cost were as follows:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Operating lease cost	4,429	9,850
Short-term lease cost	4,673	4,066
Total	9,102	13,916

Certain leases have annual rent escalations based on subsequent year-to-year changes in the consumer price index (“CPI”). While operating lease liabilities are not remeasured as a result of changes to the CPI, the year-to-year changes to the CPI are treated as variable lease payments and recognized in the period in which they are incurred.

The above lease costs are recognized as cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

Supplemental cash flows information related to leases was as follows:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	5,131	9,196
Right-of-use assets obtained in exchange for lease obligations
Operating leases	—	145

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Supplemental balance sheet information related to leases was as follows:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Operating Leases
Operating lease right-of-use assets	96,879	118,845
Operating lease liabilities, current
- Operating lease liabilities-third parties	9,146	11,598
- Operating lease liabilities-related parties*	1,661	1,636
Operating lease liabilities, non-current
- Operating lease liabilities-third parties	47,653	57,576
- Operating lease liabilities-related parties	2,219	3,105
Total operating lease liabilities	60,679	73,915

* This item is included in accrued expenses and other current liabilities – related parties in the unaudited condensed consolidated balance sheets.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, were as follows:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Weighted-average remaining lease term
Operating leases	6.02 years	6.71 years
Weighted-average discount rate
Operating leases	6.37%	6.31%

9.	OTHER NON-CURRENT ASSETS – THIRD PARTIES

Other non-current assets consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Deposits for long-term operating leases	1,914	2,030
Prepayments for purchases of property, equipment and software	464	10,612
Deductible VAT	63,897	65,149
Others	592	617
Total	66,867	78,408

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

10.	BORROWINGS

Short-term borrowings consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Short-term borrowings:
Borrowings from banks (i)	402,744	479,419
Borrowings from related parties (note 24(vi))	863,776	784,288
Total	1,266,520	1,263,707
Long-term borrowings:
Borrowings from bank (ii)	204,644	98,254
(i)During the six months ended June 30, 2026, the Group borrowed loans due within one year or less with aggregated principal amounts of US$356,782 from banks in Chinese mainland, bearing an interest rate of 2.20% to 3.75% per annum. The interests shall be repaid periodically or upon maturity.
(ii)During the six months ended June 30, 2026, the Group borrowed two-year loans with aggregated principal amounts of US$101,839, bearing an interest rate of 2.4% per annum from a bank in Chinese mainland. As of June 30, 2026, long-term restricted cash of US$105,419 was pledged for this borrowing. The interest shall be repaid quarterly.
(iii)The weighted average interest rate on short-term borrowings outstanding as of June 30, 2026 and December 31, 2025 was 3.92% and 4.65%, respectively.

As of June 30, 2026 and December 31, 2025, the Group had a total line of credit in the amount of US$387,614 and US$347,143, of which the unused portion was US$91,031 and US$82,091, respectively.

As of June 30, 2026 and December 31, 2025, certain of the Group’s borrowings were pledged with restricted cash of US$475,922 and US$387,185, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES – THIRD PARTIES

Accrued expenses and other current liabilities – third parties consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	US$	US$
Accrued salaries and benefits	47,242	55,135
Payables for R&D expenses	28,412	30,124
Payables for marketing events	49,184	49,781
Payables for purchase of property, equipment and software	17,780	24,534
Advance from customers	4,550	3,881
Deposits from third parties suppliers	8,191	9,950
VAT and other taxes payables	6,628	11,782
Payables for service fees	19,593	31,754
Others	33,943	34,420
Total	215,523	251,361

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

12.	WARRANT LIABILITIES

The following table shows the movement of warrant liabilities:

Six Months Ended
June 30, 2025
US$
Balance as of December 31, 2024	800
Change in fair values	45
Balance as of June 30, 2025	845

Public Warrants and Sponsor Warrants

As stated in note 1(b)(vi), 9,550,246 Public Warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA, and 5,486,784 Sponsor warrants were issued to the Sponsor in exchange for warrants held by the Sponsor.

Given the Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy. As of June 30, 2026, the management determined the fair value of Public Warrants and Sponsor Warrants were approximate, and used fair value of Public Warrants to estimate fair value of Sponsor Warrants.

13.	EXCHANGEABLE NOTES

	Lightning
	Speed	Kingway
	Exchangeable	Exchangeable
	Notes	Notes	Total
	US$	US$	US$
Balance as of December 31, 2025	73,046	55,806	128,852
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	2,852	1,189	4,041
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	(3,606)	(1,994)	(5,600)
Settlement of exchangeable notes	(74,628)	(56,780)	(131,408)
Foreign currency translation adjustment	2,336	1,779	4,115
Balance as of June 30, 2026	—	—	—

Lightning Speed Exchangeable Notes

In December 2022, the Company’s subsidiary, Lightning Speed issued the first tranche of exchangeable notes (the “Lightning Speed Exchangeable Notes”) with the principal amount of RMB500,000 to an investor (the “Lightning Speed Exchangeable Notes Holder”). Each tranche of Lightning Speed Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of loan prime rate published by China Foreign Exchange Trade System (“LPR”).

As mentioned in note 2(d), the Group disposed of a 73% equity interest in Lightning Speed and its subsidiaries. As a result, Lightning Speed Exchangeable Notes were fully settled. Within 90 working days of the Lightning Speed disposal, WFOE, the original ultimate shareholder of Lightning Speed in Chinese mainland, shall take the lead in coordinating all relevant agreement parties to complete the negotiation, finalization, and execution of the supplementary agreement to the original exchangeable note investment agreement entered into in November 2022. Prior to the execution of such supplementary agreement, WFOE shall continue to fulfill the unconditional joint and several liability guarantee as stipulated in the original exchangeable note investment agreement.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Kingway Exchangeable Note

On September 29, 2024, the Company’s subsidiary, Kingway entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Kingway is entitled to issue exchangeable note (the “Kingway Exchangeable Notes”) of RMB600,000 to obtain financing from the investor (the “Kingway Exchangeable Notes Holder”). The repayments of the Kingway Exchangeable Notes were guaranteed by WFOE. Each tranche of Kingway Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of LPR.

In September 2024, January and April 2025, Kingway issued exchangeable notes with the principal amount of US$28,541 (equivalent to RMB200,000), US$13,910 (equivalent to RMB100,000) and US$13,932 (equivalent to RMB100,000) to Kingway Exchangeable Notes Holder, respectively.

As mentioned in note 2(d), the Group accounted for its investment in Kingway using equity method since June 30, 2026. As a result, Kingway Exchangeable Notes were fully settled. In addition, WFOE, the original ultimate shareholder of Kingway in Chinese mainland, shall continue to fulfill the unconditional joint and several liability guarantee as stipulated in the original exchangeable note investment agreement.

The Group elected the fair value option to account for both the Lightning Speed Exchangeable Notes and the Kingway Exchangeable Notes (“the Exchangeable Notes”), including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transactions. The Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon disposal. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the unaudited condensed consolidated statements of comprehensive loss.

The Group adopted a scenario-weighted average method to estimate the fair value of the Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the Exchangeable Notes were estimated with the following key assumptions used:

	As of the settlement date
	Lightning Speed	Kingway
	Exchangeable	Exchangeable
	Notes	Notes
Risk‑free interest rates	1.06%-1.18%	1.31%-1.35%
Probability of conversion	50%	75%
Bond yield	21.44%	19.65%-20.96%

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

14.	CONVERTIBLE NOTES

	Subsidiary	2025	ATW	2026
	Convertible Note	Convertible Notes	Convertible Note	Convertible Note	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2025	62,439	203,378	10,787	—	276,604
Issuance of convertible notes	—	—	—	128,325	128,325
Interest paid	(4,670)	—	(361)	—	(5,031)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	3,144	3,125	(1,010)	572	5,831
Changes in fair values of convertible notes due to the instrument-specific credit risk	(8,415)	—	351	—	(8,064)
Repayment	—	(128,325)	—	—	(128,325)
Conversions to ordinary shares	—	—	(2,236)	—	(2,236)
Foreign currency translation adjustment	1,943	—	—	—	1,943
Balance as of June 30, 2026	54,441	78,178	7,531	128,897	269,047
Including:
– Current portion	—	78,178	—	128,897	207,075
– Non-current portion	54,441	—	7,531	—	61,972

Subsidiary Convertible Note

In June 2022, the Company’s subsidiary, Ningbo Lotus Robotics Co., Ltd. (“Ningbo Robotics”), issued a seven-year convertible note (the “Subsidiary Convertible Note”) with the principal amount of RMB500,000 to an investor (the “Subsidiary Convertible Note Holder”). The Subsidiary Convertible Note Holder is entitled to receive annual interest equal to the outstanding principal multiplied by the latest five-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 79.8% per annum, i.e., LPR*(1+79.8%) (“interest rate”) on June 30 every year until the expiration of the Subsidiary Convertible Note. The Subsidiary Convertible Note Holder has the right to convert the Subsidiary Convertible Note to the subsidiary’s equity within 7 years from the issuance date (i.e., convertible before June 8, 2029), if the agreed financial performance of Ningbo Robotics achieved. All outstanding interest shall be paid in cash immediately before the conversion. The conversion price is RMB 135 per ordinary share of Ningbo Robotics (1 paid in capital equal to 1 share), subject to anti-dilution adjustment. Ningbo Lotus, the immediate parent company of Ningbo Robotics, shall redeem all outstanding principal amount of Subsidiary Convertible Note at maturity (i.e., June 8, 2029).

The Group elected the fair value option for the Subsidiary Convertible Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Subsidiary Convertible Note was recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and all other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

The Group adopted a scenario-weighted average method to estimate the fair value of the Subsidiary Convertible Note, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the Subsidiary Convertible Note as of June 30, 2026 was estimated with the following key assumptions used:

As of June 30, 2026
Risk-free interest rates	1.27%
Probability of conversion	10%
Bond yields	21.16%-22.82%

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

2025 Convertible Notes

On February 28 and June 20, 2025, the Company entered into unsecured convertible notes (“2025 Convertible Notes”) agreements with a related party, Geely HK (“2025 Convertible Notes Holder”) and issued convertibles notes with principal amounts of US$70,000 and US$119,263. The 2025 Convertible Notes were issued on April 28 and June 20, 2025, respectively, and will be due on April 28, 2027 and June 18, 2026, respectively. The 2025 Convertible Notes Holder is entitled to receive interest at coupon rate of SOFR published on the New York Federal Reserve website plus 3.35% per annum. The 2025 Convertible Notes Holder has the right, at its option, to convert all or any portion of the notes, to the Company’s fully paid ordinary shares at any time during the conversion period. The conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date, subject to adjustment. In addition, in connection with 2025 Convertible Notes issued on April 28, 2025, 2025 Convertible Notes Holder entered into equity pledge agreements with Ningbo Lotus, a wholly-owned subsidiary of the Company, pursuant to which Ningbo Lotus agreed to pledge to the 2025 Convertible Notes Holder 50% equity interests held by Ningbo Lotus in Ningbo Robotics. On June 18, 2026, convertible note with principal amounts of US$119,263 was fully repaid.

The Group elected the fair value option to account for 2025 Convertible Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The 2025 Convertible Notes were recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon termination of related convertible notes. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the unaudited condensed consolidated statements of comprehensive loss.

The Group adopted a binomial option-pricing model to estimate the fair value of the 2025 Convertible Notes, based on assumptions related to risk-free interest rate, expected share-price volatility, bond yield and dividend yield. On each node of the binomial lattice, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the 2025 Convertible Notes as of June 30, 2026 were estimated with the following key assumptions used:

As of June 30, 2026
Risk‑free interest rate	3.95%
Volatilities	42.69%
Bond yield	26.40%

ATW Convertible Note

On August 19, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with ATW Partners, pursuant to which the Company agreed to issue and sell convertible notes for up to an aggregate principal amount of US$300,000 (the “ATW Note”). Pursuant to the Securities Purchase Agreement, the Company issued an ATW Note in the original principal amount of US$10,000 on August 19, 2025.

Each of ATW Notes bears interest at a rate of SOFR plus 6.75% per annum. If certain equity conditions are satisfied, the Company is entitled to settle a portion of interest, i.e. 4.25% per annum, either in cash or in ADSs. Interest is payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2025. Unless earlier converted or redeemed, the ATW Note will mature on the two-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances as provided in the ATW Notes.

Each holder of ATW Note may convert all, or any part, of the outstanding principal of the ATW Note, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into the Company’s ordinary shares represented by ADSs at a conversion price that is initially set at US$2.19 per ADS or ordinary share, subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Accounting of ATW Note

The Group elected the fair value option to account for the ATW Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The ATW Note was recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon termination of related convertible notes. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

The Group adopted a binomial option-pricing model to estimate the fair value of the ATW Note, based on assumptions related to risk-free interest rate, expected volatility and bond yield. On each node of the binomial lattice, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the ATW Note as of June 30, 2026 was estimated with the following key assumptions used:

As of June 30, 2026
Risk‑free interest rate	3.96%
Volatilities	43.32%
Bond yield	26.14%

2026 Convertible Note

On June 12, 2026, the Company entered into unsecured convertible note (“2026 Convertible Note”) agreements with a related party, Geely HK (“2026 Convertible Note Holder”) and issued convertibles note with principal amounts of US$128,325. The 2026 Convertible Note was issued on June 17, 2026, and will be due on June 15, 2027. The 2026 Convertible Notes Holder is entitled to receive interest at coupon rate of SOFR published on the New York Federal Reserve website plus 3.35% per annum. The 2026 Convertible Notes Holder has the right, at its option, to convert all or any portion of the notes, to the Company’s fully paid ordinary shares at any time during the conversion period. The conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date, subject to adjustment.

The Group elected the fair value option to account for 2026 Convertible Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Convertible Notes were recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon termination of related convertible notes. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the unaudited condensed consolidated statements of comprehensive loss. The fair value of the 2026 Convertible Note as of June 30, 2026 was estimated with the following key assumptions used:

As of June 30, 2026
Risk‑free interest rate	3.94%
Volatilities	43.38%
Bond yield	26.30%

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

15.	DEFERRED INCOME

Asset-related
subsidy
US$
Balance as of December 31, 2025	311,912
Subsidy received	10,200
Recognized as government grants during the period	(52)
Deconsolidation of subsidiaries	(1,782)
Foreign currency translation adjustment	10,056
Balance as of June 30, 2026	330,334

The Group received government grants of US$3,585 with no future related costs required during the six months ended June 30, 2026, which were directly recognized as government grants in the unaudited condensed consolidated statements of comprehensive loss for the six months ended June 30, 2026.

16.	OTHER NON-CURRENT LIABILITIES – THIRD PARTIES

Other non-current liabilities – third parties consisted of the following:

	As of	As of
	June 30, 2026	December 31, 2025
	US$	US$
Deposits from third parties	18,372	18,442
Conditional and refundable government grants (i)	11,746	77,624
Warranty provision	28,409	28,938
Total	58,527	125,004
(i)The Group was awarded grants from governments, which were conditional on the operation performance and tax contribution in certain specified regions in next few years. Government grants received were recognized as other non-current liabilities initially and will be released to government grants in the consolidated statements of comprehensive loss when the conditions attached for operation performance and tax contribution are satisfied. As of June 30, 2026, as the Group estimated that the conditions attached for operation performance and tax contribution would be not probable to be satisfied, the Group classified these liabilities as other non-current liabilities.

17.	SHAREHOLDERS’ DEFICIT

Ordinary shares

On December 23, 2025, the Company entered into a share subscription agreement with ECARX, pursuant to which ECARX agreed to subscribe for and purchase a total of 16,788,321 newly issued ordinary shares from the Company at a price of US$1.37 per ordinary share for a total purchase price of US$23 million through a private placement. On December 29, 2025, the initial tranche of US$17 million was settled and 12,408,759 ordinary shares were issued. The second tranche of remaining US$6 million was settled on January 19, 2026 and 4,379,562 ordinary shares were issued. The ordinary shares purchased by ECARX is subject to a six-month lock-up period with certain customary exceptions.

The number of ordinary shares issued and outstanding as of June 30, 2026 was 711,576,295 and 646,893,910, respectively. The number of ordinary shares issued and outstanding as of December 31, 2025 was 707,196,733 and 640,672,331, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Treasury stock

On September 5, 2025, all of 50,000,000 ordinary shares issued to Meritz were fully repurchased by the Company. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury stock as a component of the shareholders’ deficit. During the six months ended June 30, 2026, a total of 1,842,017 repurchased ordinary shares were reissued for conversion of convertible notes. As of June 30, 2026, the number of treasury stock was 47,375,141.

18.	INCOME TAX

The statutory income tax rate for the Group’s major operating entities is 25% for the six months ended June 30, 2026 and 2025. The effective income tax rate for the six months ended June 30, 2026 and 2025 was (0.44%) and (5.05%), respectively. Due to the Group’s continuous loss-making status, valuation allowance was fully provided for deferred tax assets as of June 30, 2026 and December 31, 2025.

19.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Numerator:
Net loss attributable to ordinary shareholders	(150,942)	(313,038)
Numerator for basic and diluted net loss per ordinary share calculation	(150,942)	(313,038)
Denominator:
Weighted average number of ordinary shares, basic and diluted[1]	645,541,822	659,335,966
Denominator for basic and diluted net loss per ordinary share calculation	645,541,822	659,335,966
Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	(0.23)	(0.47)

The calculation of basic loss per share excludes 1,417,544 unvested earn-out shares issued to the Sponsor which can only be vested upon meeting certain conditions.

The following outstanding potentially dilutive ordinary share have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Six Months Ended June 30,
	2026	2025
Share options (i)	14,671,161	14,561,421
2025 Convertible Notes (ii) (note 14)	65,250,704	86,583,567
2026 Convertible Notes (iii) (note 14)	109,972,857	—
ATW Convertible Notes (iv) (note 14)	5,921,401	—
Meritz put option (v)	—	32,500,000
Public Warrant (vi) (note 12)	9,054,522	9,054,522
Sponsor Warrant (vi) (note 12)	5,486,784	5,486,784
Total	210,357,429	148,186,294
(i)For the six months ended June 30, 2026 and 2025, 14,671,161 and 14,561,421 vested and unvested share options are not included in the calculation of diluted loss per share as their exercise price was above underlying stock price.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(ii)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the principal and accrued interest of US$70,000 divided by the estimated fair value of ordinary shares as of June 30, 2026, which are not included in the calculation of diluted loss per share due to their antidilutive effect.
(iii)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the principal and accrued interest of US$128,325 divided by the estimated fair value of ordinary shares as of June 30, 2026, which are not included in the calculation of diluted loss per share due to their antidilutive effect.
(iv)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the principal and accrued interest of US$6,838 divided by the average closing market price of ordinary shares, which was not included in the calculation of diluted loss per share due to their antidilutive effect.
(v)For the six months ended June 30, 2025, the exercise of put option issued to Meritz are not included in the calculation of diluted loss per share due to antidilutive effect using reverse treasury stock method.
(vi)For the six months ended June 30, 2026 and 2025, public and sponsor warrants are not included in the calculation of diluted loss per share as their exercise price is above underlying stock price.
20.	REVENUES

The Group’s revenues are disaggregated by product and service lines as follows:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Sales of goods - third parties
- EV lifestyle models	209,541	143,966
- Sports cars	30,346	32,906
- Others	11,602	17,851
	251,489	194,723
Sales of goods - related parties
- EV lifestyle models	1,403	1,066
- Sports cars	—	227
- Others	10,364	1,469
	11,767	2,762
Subtotal	263,256	197,485

Services- third parties
- R&D service	365	1,087
- Others[1]	4,247	3,069
	4,612	4,156
Services- related parties
- R&D service	231	13,666
- Others[2]	—	3,019
	231	16,685
Subtotal	4,843	20,841
Total revenues	268,099	218,326

1 Others primarily include trainings, installed premium intelligent driving system upgrades, free battery charging services, maintenance services and vehicle internet connection services.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

2 Others primarily include commission service fee.

Contract Liabilities

	As of	As of
	June 30, 2026	December 31, 2025
	US$	US$
Current liabilities
- Contract liabilities - third parties	26,598	18,459
- Contract liabilities - related parties*	4,354	228
Non-current liabilities
- Contract liabilities – third parties	7,578	7,458
Contract liabilities, current and non-current	38,530	26,145

* This item is included in accrued expenses and other current liabilities – related parties in the unaudited condensed consolidated balance sheets.

Contract liabilities represent transaction price allocated to the performance obligations that are not yet satisfied or partially satisfied, which primarily arises from the undelivered vehicles, intelligent driving system, household charging piles, charging cards, free battery charging service, the extended lifetime warranty, maintenance service, vehicle internet connection services as well as technical research and development services. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as other non-current liabilities.

Among the balance of contract liabilities of US$26,145 as of December 31, 2025, US$6,227 was recognized as revenue during the six months ended June 30, 2026. The Group expects that US$45,504 of transaction price allocated to unsatisfied performance obligation as of June 30, 2026 will be recognized as revenues within one year. The remaining US$14,145 will be recognized over the remaining contract periods over 1 to 10 years.

21.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis include investment securities, exchangeable notes, convertible notes, and warrant liabilities.

The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of June 30, 2026 and December 31, 2025.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2026	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	1,358	1,358	—	—
Liabilities
Warrant liabilities	845	845	—	—
Convertible notes	269,047	—	—	269,047

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	1,811	1,811	—	—
Liabilities
Warrant liabilities	800	800	—	—
Convertible notes	276,604	—	—	276,604
Exchangeable notes	128,852	—	—	128,852

Valuation Techniques

Investment securities: The Group invested in a listed equity securities ECARX and values the equity securities using quoted prices for the underlying securities in active markets. Accordingly, the Group classifies the valuation technique that use these inputs as Level 1.

Public Warrants and Sponsor Warrants: Public Warrants and Sponsor Warrants is classified as Level 1 due to the use of the observed trading price.

The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivable, loan receivables and other receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities and other non-current liabilities and operating lease liabilities. As of June 30, 2026, and December 31, 2025, the fair values of financial assets and liabilities included in non-current assets, operating leases liabilities and other non-current liabilities approximated to their carrying values, which were due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities. As of June 30, 2026, and December 31, 2025, the carrying amounts of other financial instruments approximated to their fair values due to short term maturity of these instruments.

The Group’s non-financial assets, such as property, equipment and software and intangible assets, would be measured at fair value only if they were determined to be impaired.

22.	SHARE-BASED COMPENSATION

The Company’ s shareholders approved and adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of the Group’s business. Under the 2022 Share Incentive Plan, the Company is authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661. During the six months ended June 30, 2026, 3,823,185 share options were granted under the 2022 Share Incentive Plan, none of which were granted to non-employee service providers or directors or officers.

Share options granted under the 2022 Share Incentive Plan have a contractual term of ten years or have varying vesting terms that requires the grantees to render services for a period ranged from nil to three years under which the grantees earn an entitlement to vest over such stipulated services period.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Share options

A summary of the share options activities during the six months ended June 30, 2026 was presented below:

			Weighted	Weighted
		Weighted	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	shares	exercise price	fair value	years	value
		US$	US$		US$
Outstanding at December 31, 2025	12,051,138	2.89	2.05	7.79	—

Granted	3,823,185	2.89	0.43	—	—
Forfeited	(1,203,162)	2.89	2.03	—	—

Outstanding at June 30, 2026	14,671,161	2.89	1.65	7.97	—
Vested and expected to vest as of June 30, 2026	14,671,161	2.89	1.65	7.97	—
Exercisable as of June 30, 2026	14,649,013	2.89	1.64	7.97	—

Compensation expenses recognized for share options during the six months ended June 30, 2025 and 2024 were allocated as follows:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Research and development expenses	187	950
Selling and marketing expenses	28	176
General and administrative expenses	1,419	1,089
	1,634	2,215

As of June 30, 2026, there was US$25.6 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 1.19 years.

For the options granted to employees of an entity controlled by the controlling shareholder of the Company (“Company A”), the Group elects to recognize the fair value of these options as dividends to the shareholder upon exercise. As of June 30, 2026, the number of shares to be issued upon the exercise of these options was 314,504. The total fair value of these awards measured on the grant date was US$687. As the Company A is providing sports cars to the Group and the Group pays the purchase price at market rates, no share-based compensation expense is reflected for these grants. None of options granted to employees of Company A were exercised for the six months ended June 30, 2026 and 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The fair values of the options granted were estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Six Months Ended June 30,
Grant dates:	2026	2025
Risk‑free interest rate (i)	4.46%-4.47%	4.20%-4.53%
Expected volatility (ii)	58.91%-59.18%	55.58%-56.22%
Expected dividend yield (iii)	0.00%	0.00%
Exercise multiple (iv)	2.20-2.80	2.20-2.80
Expected terms (v)	10.00 years	10.00 years
Fair value of underlying ordinary share (vi)	US$1.33	US$1.87-US$3.61
(i)The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the valuation date.
(ii)The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.
(iii)Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
(iv)The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees or nonemployees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employees or nonemployees exercise history, it was estimated by referencing to a widely-accepted academic research publication.
(v)Expected term is the contract life of the share options.
(vi)The estimated fair value was determined using the discounted cash flow method based on the equity allocation model before the consummation of the Merger Transaction, and open market price after the consummation of the Merger Transaction, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

23.	COMMITMENTS AND CONTINGENCIES

Purchase commitment

As of June 30, 2026, the Group has future minimum purchase commitment related to the purchase of vehicles, research and development services and other operating expenses. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Purchase commitment	43,290	10,929	54,219

Capital commitment

As of June 30, 2026, the Group has certain capital commitments on the construction of the Group’s corporate buildings, leasehold improvements, molds and tooling. Total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Capital expenditure commitment	9,925	—	9,925

Repurchase commitment

The Group has entered into repurchase agreements with lending institutions in connection with its dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer has declared the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to the Group, the Group is obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. The Group did not repurchase any vehicles under the repurchase agreements since the inception of the repurchase agreements, and the Group believes that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$62,981 as of June 30, 2026.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

24.	RELATED PARTY BALANCES AND TRANSACTIONS
(a)	Related parties

Names of the major related parties	Nature of relationship
Geely Holding	Entity controlled by the Controlling Shareholder of the Company
Lotus Group International Limited (“LGIL”)	Entity controlled by the Controlling Shareholder of the Company
Lotus Cars Limited (“LCL”)	Entity controlled by the Controlling Shareholder of the Company
Geely HK	Entity controlled by the Controlling Shareholder of the Company
ECARX	Entity controlled by the Controlling Shareholder of the Company
Hubei Ecarx Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Wuhan Geely Auto Parts Co., Ltd. (“Wuhan Geely Auto Parts”)	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd. Wuhan Branch (“Geely Auto Wuhan Branch”)	Entity controlled by the Controlling Shareholder of the Company
Ningbo Geely R&D	Entity controlled by the Controlling Shareholder of the Company
Geely Automobile Research Institute (Ningbo) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Fenghua Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jisu Supply Chain Management Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Chengdu Jinluda Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hangzhou Luhongyuan Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hubei Changjiang Chegu Industry Investment Fund Partnership	Entity which is under significant influence of the Company
Wuxi InfiMotion	Entity which is under significant influence of the Company
Lotus Cars USA Inc.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Geely Evun Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jizhi Culture Creative Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Volvo Personvagnar Aktiebolag	Entity controlled by the Controlling Shareholder of the Company
Shanghai Global Trading Corporation	Entity controlled by the Controlling Shareholder of the Company
Viridi E-Mobility (Ningbo) Co.,LTD	Entity controlled by the Controlling Shareholder of the Company
Ningbo Jining Automobile Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Muguang Digital Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hunan Geely Automobile Components Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Engineering Technology Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jixing Era Technology (Nanjing) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Farizon Commercial Vehicle Research and Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Sichuan Geely Automobile Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jiangsu Weikenxi Automotive Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Ningbo Jirun Auto Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Guizhou Geely Automobile Manufacturing Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
London EV Company Limited	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Commerce Service Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Geely UK Limited	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Powertrain Co., Ltd	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Parts & Components Stock Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Zeekr Automobile Research & Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Qizheng New Energy Vehicle (Jinan) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Weixing Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Vast Energy Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jidi Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Power Assembly Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
DRB HICOM BERHAD	Entity controlled by the ultimate owner of a principal shareholder of the Company
Chongqing Ruilan Automobile Manufacturing Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Lotus GmbH	Entity which is under significant influence of the Company
Chongqing Qianli Intelligent Driving Technology Co., Ltd.	Entity which is under significant influence of the Controlling Shareholder the Company
Lightning Speed	Entity controlled by the Controlling Shareholder of the Company
Kingway	Joint venture of the Group

During the six months ended June 30, 2026 and 2025, in addition to the related party transactions disclosed in note 2(d) disposal of subsidiaries, note 10 of borrowings and note 15 of convertible notes to the financial statements, the Group entered into the following significant related party transactions.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Significant related party transactions

During the six months ended June 30, 2026 and 2025, the Group entered into the following significant related party transactions:

	Six Months Ended June 30,
	2026	2025
	US$	US$
Provision of services (i)	231	16,685
Sales of goods (i)	11,767	2,762

	Six Months Ended June 30,
	2026	2025
	US$	US$
Purchase of products and services ((iii).a)	334,976	178,224
Purchase of products and services for R&D activities ((iii).b)	14,221	49,264
Purchase of equipment and software ((iii).c)	58	465
Short-term lease cost ((iii).e)	81	151
Loans to a related party ((ii).b)	72,731	—
Proceed from settlement of related party loans ((ii).b)	62,136	—
Interest income on loans due from related parties ((ii).b)	11,765	9,317
Payment of lease liabilities (iv)	935	922
Payments on behalf of related parties((ii).a)	8,859	4,619
Payments by related parties on behalf of the Group ((iii).d)	929	1,294
Proceeds of borrowing from related parties (vi)	261,003	342,633
Repayments of borrowing from related parties (vi)	226,108	161,639
Interest expense on borrowing due to related parties ((iii).a & (vi))	23,183	13,799
Disposal of equipment ((ii).f)	331	10,162
Refund of license fee in connection with adjustments to the product pipeline from a related party (vii)	99,114	—

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(c)	Significant related party balances

The outstanding balances mainly arising from the above transactions as of June 30, 2026 and December 31, 2025 are as follows:

	As of	As of
	June 30, 2026	December 31, 2025
	US$	US$
Accounts receivable – related parties (i)	59,734	114,126
Contract liabilities – related parties* (i)	4,354	228
Prepayments and other current assets – related parties (ii)	112,784	111,886
Other non-current assets – related parties ((ii).e)	587	569
Accounts payable – related parties ((iii).a)	633,627	458,189
Accrued expenses and other current liabilities – related parties (iii)	130,871	211,665
Other non-current liabilities – related parties ((iii).f)	—	856
Operating lease liabilities– related parties, current* (iv)	1,661	1,636
Operating lease liabilities– related parties, non-current (iv)	2,219	3,105
Investment securities – related parties (v)	1,358	1,811
Equity security without readily determinable fair values using the measurement alternative – related party	36,706	35,568
Loan receivable from a related party ((ii). b)	368,584	351,486
Short-term borrowings - related parties(vi)	863,776	784,288

* These items are included in accrued expenses and other current liabilities – related parties in the unaudited condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025.

Note:

(i)	The Group sold sports cars, EV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to a number of related parties. The Group provided services to related parties amounting to US$231 and US$16,685 for the six months ended June 30, 2026 and 2025, respectively. The Group sold sports cars, EV lifestyle models, auto parts and peripheral products to related parties amounting to US$11,767 and US$2,762 for the six months ended June 30, 2026 and 2025, respectively.

Accounts receivable due from related parties arising from sales of goods and provision of services, including facilitation services in relation to logistics and order processing, were US$59,734 and US$114,126 as of June 30, 2026 and December 31, 2025, respectively. Receipts in advance of US$4,354 and US$228 were included in contract liabilities – related parties as of June 30, 2026 and December 31, 2025, respectively.

(ii)

Prepayments and other current assets – related parties, other non-current assets – related parties and loan receivable from a related party of the Group are mainly arising from transactions related to purchase of products and services (see note (iii).a), loans to related parties, and cash payments on behalf of related parties.

a.	The Group made payments of US$8,859 and US$4,619 on behalf of related parties for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, receivables of US$25,000 and US$5,764 was included in prepayments and other current assets – related parties, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

b.	On March 11, 2024, the Company’s subsidiary and a related party, ultimately controlled by the Controlling Shareholder, entered into a loan agreement, pursuant to which the Company’s subsidiary provided unsecured loans with a total principal amount of US$354,000 with a term of five years and annual interest rate of 6.95%. During the six months ended June 30, 2026 and 2025, the Group provided loan principal of US$72,731 and nil and recognized interest income of US$11,564 and US$9,017, respectively. As of June 30, 2026 and December 31, 2025, the receivable for the loan principal and interest of US$368,564 and US$351,486 was included in loan receivable from a related party, respectively.

The Group provided unsecured short-term loans to a subsidiary disposed in September 2024 with an interest rate of 3% per annum. During the six months ended June 30, 2026 and 2025, the Group recognized interest income of US$120 and US$232. The Group received total repayments of US$18,115 during the six months ended June 30, 2026, and the loan was fully settled. As of December 31, 2025, the receivable for the loan principal and interest of US$18,052 was included in prepayments and other current assets – related parties.

In addition, the Group recognized interest income of US$81 and US$68 arising from unsecured short-term loans with interest rates of 3.65%-4.5% per annum to related parties for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, the receivable for the loan principal and interest of US$4,779 and US$ 4,706 was included in prepayments and other current assets – related parties, respectively.

c.	As mentioned in note ((iii).a) and note ((iii).c) below, the amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$83,398 and US$83,296 were included in prepayments and other current assets – related parties as of June 30, 2026 and December 31, 2025, respectively.
d.	As mentioned in note ((iii).e), the amounts of prepayments to related parties for short-term lease agreements of US$2 and US $9 were included in prepayments and other current assets – related parties as of June 30, 2026 and December 31, 2025, respectively.
e.	As of June 30, 2026 and December 31, 2025, the deposit paid recorded in other non-current assets - related parties was US$587 and US$ 569, respectively.
f.	During the six months ended June 30, 2026 and 2025, the Group disposed some equipment amounting to US$331 and US$10,162 to related parties. As of June 30, 2026 and December 31, 2025, receivable from the disposal recorded in prepayments and other current assets – related parties was US$2,297 and US$2,666.
(iii)

Accounts payable - related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are mainly arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of the Group.

a.	The Group purchased sports cars, EV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and EV lifestyle models and other consulting services from related parties. During the six months ended June 30, 2026 and 2025, these purchases amounted to US$334,976 and US$178,224, among which, US$198,294 and US$158,085 were recognized as cost of goods sold for the six months ended June 30, 2026 and 2025, respectively.

As of June 30, 2026 and December 31, 2025, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and EV lifestyle models and other consulting services of US$94,940 and US$52,917 were included in accrued expenses and other current liabilities – related parties, respectively.

As of June 30, 2026 and December 31, 2025, the amounts due to related parties for purchase of sports cars, EV lifestyle models, auto parts and peripheral products of US$633,627 and US$458,189 was included in accounts payable-related parties, respectively.

During the six months ended June 30, 2026 and 2025, the Group incurred interest expense of US$4,420 and US$3,709 due to the delay payments of accounts payable due to related parties, bearing interest rate of 5.00% - 6.95% per annum.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

b.	The Group purchased products and services from related parties for R&D activities. The Group recoded R&D expenses of US$14,221 and US$49,264 during the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, the amounts due to related parties for purchase of products and services for R&D activities of US$33,360 and US$156,442 were included in accrued expenses and other current liabilities – related parties, respectively.
c.	The Group purchased equipment and software of US$58 and US$465 from related parties for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, the amounts due to related parties for purchase of equipment and software of US$591 and US$1,603 were included in accrued expenses and other current liabilities – related parties, respectively.
d.	During the six months ended June 30, 2026 and 2025, related parties paid US$929 and US$1,294 on behalf of the Group in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, out of which US$882 and US$397 were included in accrued expenses and other current liabilities – related parties as of June 30, 2026 and December 31, 2025, respectively.
e.	The Group entered into short-term lease agreements with related parties to rent office spaces. During the six months ended June 30, 2026 and 2025, the Group incurred short-term lease costs of US$81 and US$151, respectively.
f.	The Group received deposits of US$943 and nil for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, US$1,097 and US$306 were included in accrued expenses and other current liabilities – related parties, and nil and US$856 was included in other non-current liabilities-related parties, respectively.
(iv)

The Group entered into lease agreements with related parties to rent office spaces and parking spaces. During the six months ended June 30, 2026 and 2025, the Group paid lease liabilities of US$935 and US$922, respectively. As of June 30, 2026 and December 31, 2025, current portion of operating lease liabilities were US$1,661 and US$1,636, respectively, and non-current portion of operating lease liabilities were US$2,219 and US$3,105, respectively.

(v)

On May 13, 2022, the Company purchased a one-year convertible note with the principal of US$10,000 issued by ECARX. Upon the listing of ECARX on December 21, 2022, the convertible note was automatically converted to the Class A ordinary shares of ECARX at conversion price of US$9.5 per share. As of June 30, 2026 and December 31, 2025, the fair value of such shares was US$1,358 and US$1,811, respectively.

(vi)

During the six months ended June 30, 2026, the Group borrowed loans due within one year or less with principal amounts of US$261,003 from related parties ultimately controlled by the Controlling Shareholder, bearing interest rates of 3.45% - 7.91% per annum, and repaid the loan principal amounts of US$226,108 to related parties.

During the six months ended June 30, 2025, the Group borrowed loans due within one year or less with principal amounts of US$342,633 from related parties ultimately controlled by the Controlling Shareholder, bearing interest rates of 3.7%-6.0% per annum, and repaid the loan principal amounts of US$161,639 to related parties.

During the six months ended June 30, 2026 and 2025, the Group incurred related interest expenses of US$18,763 and US$10,090, respectively.

As of June 30, 2026 and December 31, 2025, the outstanding loan principal and interest balance of US$863,776 and US$784,288 were included in short-term borrowings – related parties, respectively.

For the outstanding loan principal and interest as of June 30, 2026, US$187,178 was secured by 45% equity interests held by Ningbo Lotus in Ningbo Robotics, US$433,852 was secured by the Group’s intellectual property with carrying amount of nil as the research and development costs were expensed historically, and US$242,136 was a stock-settled debt as the Company granted a right to an affiliate of Geely Holding to subscribe for shares of the Company at market price covering the then outstanding loan amount in the event of default, out of which US$84,640 was further secured by the Group’s intellectual property with carrying amount of nil.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

For the outstanding loan principal and interest as of December 31, 2025, US$178,414 was secured by 45% equity interests held by Ningbo Lotus in Ningbo Robotics, US$374,501 was secured by the Group’s intellectual property with carrying amount of nil as the research and development costs were expensed historically, and US$231,328 was a stock-settled debt as the Company granted a right to an affiliate of Geely Holding to subscribe for shares of the Company at market price covering the then outstanding loan amount in the event of default, out of which US$79,664 was further secured by the Group’s intellectual property with carrying amount of nil.

(vii)	The Group received a total of US$99.1 million refund of license fee in connection with adjustments to the product pipeline from a related party, and recorded as a deduction of research and development expenses during the six months ended June 30, 2026.
(d)	Manufacturing agreement with the Geely Group

The Group entered into a manufacturing agreement with Geely Auto Wuhan Branch and Wuhan Geely Auto Parts (collectively as “OEMs”), for the manufacture of the Group’s electrical vehicles for 10 years starting from June 21, 2022. Pursuant to the manufacturing agreement, the Group commissioned OEMs for the production of electrical vehicles and agreed to authorize OEMs to access the Group’s technologies for the production of such models. The Group is mainly responsible for the design and development of the models, designation of suppliers, product announcement, and ensuring consistency with global standards of the Lotus brand. The Group also provides OEMs the necessary intellectual properties for the manufacture of electrical vehicles. OEMs are mainly responsible for the procurement and inspection of raw materials, production planning, production quality control, logistics and transportation of manufactured vehicles, and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with the Group’s quality assurance framework and approved by OEMs. In addition, OEMs are responsible for obtaining certificates for the manufactured vehicles.

(e)Lotus Application Entrusted Operation & Maintenance Contract with Wuhan Quanqing

The Group entered into an application entrusted operation & maintenance contract with Wuhan Quanqing, in May 2023. Pursuant to the contract, the Group will pay Wuhan Quanqing certain service fee for the entrusted daily operation and maintenance service provided by Wuhan Quanqing for the Group’s Lotus App. As of June 30, 2026 and December 31, 2025, nil service fee has been incurred.

25.	SUBSEQUENT EVENTS

On January 31, 2023, the Company issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require the Company to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, during the period from April 1, 2025 to June 30, 2025, at a pre-agreed price, i.e. 1.15 multiplied by the revenue of LGIL for the year ended December 31, 2024 plus the cash and cash equivalents of LGIL as of December 31, 2024, and minus the outstanding amount of indebtedness of LGIL as of December 31, 2024 (the “exercise price”), if the total number of vehicles sold by LGIL in 2024 exceeds 5,000 (the “exercise condition”). Geely HK and Etika are entitled to exercise the put option on an individual standalone basis. The exercise price will be settled with the Company’s newly issued ordinary shares.

On April 14 and June 30, 2025, Geely HK and Etika exercised their put options separately. In accordance with LGIL’s financial results for the year ended December 31, 2024, the exercise price of both Geely HK and Etika was calculated at nil, resulting in no shares to be issued by the Company to complete the acquisition.

The acquisition was consummated on August 21, 2026. Upon the completion, Lotus Advance Technologies Sdn Bhd and its subsidiaries became the Group’s wholly-owned subsidiaries. The acquisition is accounted for as a business combination of entities under common control and the Group is currently preparing consolidated financial statements in accordance with applicable accounting standards.